SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

7874U101

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Apollo Novitex Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person Novitex Parent GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

1	Name of Reporting Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

1	Name of Reporting Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

1	Name of Reporting Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person PN

CUSIP No. 7874U101	13D

1	Name of Reporting Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,647,136 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,647,136 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,647,136 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.8%

14	Type of Reporting Person OO

CUSIP No. 7874U101	13D

Schedule 13D/A
Amendment No. 2

The information in this Amendment No. 2 to Schedule 13D (this “Second Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Novitex Parent, L.P. (“Parent”) and the other Reporting Persons therein described on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on October 10, 2017 (“Amendment No. 1”).   As reported in Amendment Number 1, Parent distributed all its shares of Common Stock to its unitholders, including to Apollo Novitex Holdings, L.P. (“Novitex Holdings”), which is a limited partner and unitholder of Parent.  Accordingly, Parent is not included as a Reporting Person on this Schedule 13D/A.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See Items 11 and 13 on the cover pages.

(b)   See Items 7 through 10 on the cover pages.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented as follows:

Lock-up Agreement

In connection with an underwritten offering by the Issuer, Novitex Holdings agreed to enter into a lock-up agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), relating to shares of Common Stock held by Novitex Holdings, other than any shares purchased on July 12, 2017 in the private placement of shares by the Issuer (“Restricted Stock”).  Pursuant to the Lock-Up Agreement, Novitex Holdings agreed that for the period beginning on April 10, 2018, and ending on and including 90 days after the date of the final prospectus relating to the underwritten public offering (the “Restricted Period”), except with the prior written consent of the Underwriter, it would not, among other things and subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Restricted Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or hereinafter acquired by the undersigned or any other securities so owned or hereinafter acquired convertible into or exercisable or exchangeable for Restricted Stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Restricted Stock or such other securities, in cash or otherwise or (3) enter into any short sales or other hedging transactions with respect to the Restricted Stock; provided however, that the Restricted Period shall immediately cease if Novitex Holdings ceases to hold 5% or more of the equity securities of the Issuer. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit No. 1 hereto.

Amended Registration Rights Agreement

On April 10, 2018, Novitex Holdings entered into Amendment No. 1 (“Amendment No. 1”) to the Amended & Restated Registration Rights Agreement, dated as of July 12, 2017 (the “Original Agreement”), by and among the Issuer, Parent, Novitex Holdings and the other stockholders named therein.  The Original Agreement was filed as Exhibit 5 to the Initial Schedule 13D.  Amendment No. 1 revised and restated certain rights and covenants of the parties relating to demand registration, piggy back registration and confidentiality.   The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1, which is filed as Exhibit No. 2 hereto.

Item 7.         Material to be Filed as Exhibits

Exhibit 1:                   Form of Lock-Up Agreement dated April 10, 2018, by and among Novitex Holdings, L.P., Morgan Stanley & Co. LLC.

Exhibit 2:                   Amendment No. 1 to the Amended & Restated Registration Rights Agreement dated July 12, 2017 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2018 (File No. 001-36788))

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  April 11, 2018

APOLLO NOVITEX HOLDINGS, L.P.

By:	Novitex Parent GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

NOVITEX PARENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President